Exhibit 99.1
NewsRelease

TC Energy and TC PipeLines, LP announce
unitholder approval and effective date of merger

CALGARY, Alberta – February 26, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) and TC PipeLines, LP (NYSE:TCP) (TCP) announced that at the special meeting of TCP common unitholders held earlier today, TCP unitholders voted to approve the previously announced merger of TCP and a wholly owned subsidiary of TC Energy pursuant to the Agreement and Plan of Merger dated December 14, 2020 (the “Merger Agreement”) between TCP, TC Energy and certain other related parties thereto.

Approximately 70 % of the TCP common units represented by proxy or present at the special meeting voted in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the merger, which represented approximately 54.5% of TCP’s total outstanding common units as of January 15, 2021, the record date for the special meeting.

Pursuant to the Merger Agreement, a wholly owned subsidiary of TC Energy will acquire all of TCP’s outstanding common units not already owned by TC Energy and its affiliates. TCP unitholders are entitled to receive 0.70 common shares of TC Energy for each issued and outstanding publicly-held TCP common unit.

TC Energy and TCP also announced today that all conditions required to complete the merger under the terms of the Merger Agreement have been satisfied, and all necessary filings have been made for the transaction to take effect on March 3, 2021. TCP common units will continue to trade on the New York Stock Exchange (NYSE) until the close of trading on March 2, 2021 and will be suspended from trading on the NYSE effective as of the opening of trading on March 3, 2021.

About TC Energy We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Statements

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522